

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 30, 2011

Via E-mail
Kerry Tully
Chief Executive Officer
Billet Finder Inc.
1894 Clarence Street
Sarnia, Ontario, N7X 1C8 Canada

> **Re: Billet Finder Inc.**
> **Registration Statement on Form S-1**
> **Filed March 3, 2011**
> **File No. 333-172590**

Dear Mr. Tully:

We have reviewed your above registration statements and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

Please understand that after reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover Page

1.   Please include a statement in the first paragraph indicating that this offering constitutes your initial public offering.

Summary, page 3

2.   Please expand your business description, both here and in your "Description of Business" section, to explain in greater detail what is entailed in the "practice of billeting." Describe the scope of the "billeting sphere" to which you refer and consider identifying other businesses, groups, participants and the like that comprise this "sphere." Please explain to us, and provide clarifying disclosure as applicable, as to why you refer only to "teams and clubs" in your description of this sphere. Clarify whether there are geographic limitations to your business, e.g., within the U.S., worldwide, or some other configuration.

Billet Finder Inc., page 3

3.   You indicate that the company was incorporated "to create and launch BilletFinder.com." Yet, as of the date of this letter, this website does not appear to be operational or owned by the company. Please advise and revise to provide clarifying disclosure that you have not yet developed your website and that substantial additional development work and funding will be required in order for you to do so. This comment also applies to your "Description of Business" disclosure beginning on page 14. Please take care to avoid disclosure that suggests that the website is currently operational. In this regard, we note that on page 15 you indicate that "BilletFinder.com has been designed to offer a totally new and valuable solution."

Risk Factors

General

4.   Please include a prominently placed risk factor that alerts investors to the fact that the company has not yet developed its website and that substantial additional development work will be required.

5.   Please include a risk factor addressing the fact that the company is not raising any money in this offering, but has agreed to pay offering expenses estimated at $7,504. Given your existing financial position, it appears that you should alert potential investors to the fact that your financial condition may be negatively affected by the offering.

6.   Please consider including a risk factor alerting investors that until your common stock is registered under the Exchange Act, you will not be a fully reporting company but will only subject to the reporting obligations imposed by Section 15(d) of the Exchange Act. In the risk factor, explain how the reporting obligations of a Section 15(d) filer vary from those imposed on fully reporting entities.

"Because our president has only agreed to provide his services on a part-time basis…," page 5

7.   You indicate that Mr. Tully is currently involved in other businesses, which will compete for his time and "may lead to a divergence between his interests and the interests of other shareholders." Consider adding a separate risk factor that alerts investors to a potential conflict of interest and disclose in the business section or in an appropriate location any policies or procedures for the review and approval of any transactions that may cause a conflict of interest.

Selling Shareholders, page 9

8.   We note that several of the selling shareholders appear to be related. Please note that a person is generally regarded as the beneficial owner of securities held in the name of his or her spouse and their minor children. See SEC Release 33-4819. Please confirm that

the table accurately reflects all of the shares beneficially owned by each of the selling shareholders. Refer to Exchange Act Rule 13d-3.

Market for Common Equity and Related Stockholder Matters

Rule 144 Shares, page 21

9.   Your summary of Rule 144 provisions does not appear to be consistent with that rule. Please revise and enhance your disclosure to provide investors with a meaningful summary of the salient provisions of Rule 144, or advise. Refer to SEC Release No. 33-8869 regarding recent revisions to Rule 144 for guidance.

Auditor's Report, page 24

10.   We note your auditors' report is dated February 21, 2010. Please confirm if it was intended to be dated February 21, 2011 and revise the report accordingly. Additionally, please revise the date through which subsequent events were evaluated in Note 8.

Liquidity and Capital Resources, page 36

11.   You indicate that your estimated total expenditures in the next twelve months will be $30,000. Yet, this amount does not appear to include the legal and accounting expenses you may expect to incur upon becoming a public company. Moreover, such cost increases would appear to constitute known trends that should be discussed in your results of operations. Refer to Item 303(a)(3)(ii) of Regulation S-K. Revise your disclosure accordingly.

Directors, Executive Officers, Promoters and Control Persons, page 37

12.   Please provide the complete disclosure required pursuant to Item 401(e)(1) of Regulation S-K. In particular, please expand Mr. Tully's biography to describe any other business activities in which he is currently engaged, such as the two investment activities discussed in the risk factor beginning on page 5 to which he plans to devote his time, and provide a more specific summary of his business experience during the past five years, including the beginning and ending dates of employment. Based on current disclosure, it is unclear what business activities Mr. Tully has been engaged in since July 2007.

13.   We note that you have not provided disclosure responsive to Item 401(f) of Regulation S-K. Please tell us whether Mr. Tully has been involved in any of the legal proceedings described under that Item in the past 10 years. If so, please amend your document to include the required disclosure.

Certain Relationships and Related Transactions, page 41

14. Please identify the promoters of the company and disclose all transactions involving such persons required by Item 404(d)(2) and Item 401(g) of Regulation S-K. Refer to the definition of "promoter" in Rule 405 of Regulation C.

Item 17. Undertakings, page 46

15. We note that you have included the undertaking specified in Item 512(a)(6) of Regulation S-K, which relates to primary offerings of securities by an issuer. Since your offering relates to the resale of outstanding securities, revise your disclosure to remove the foregoing undertaking or advise.

Signature, page 47

16. Instruction 1 to the Signatures section of Form S-1 requires that the registration statement be signed on behalf of the registrant and by the registrant's officers and directors in their own capacities. It appears, however, that you have provided the signature on behalf of the registrant only. In your next amendment, please revise the signature page to include the statement and signature line relating to persons signing the registration statement in their own behalf. In this respect, note that Mr. Tully's signature line must indicate each capacity in which he serves.

Your responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Melissa Feider, Staff Accountant, at (202) 551-3379 or Kathy Collins, Branch Chief, at (202) 551-3499 if you have questions regarding the financial statements and related matters. If you have any other questions regarding these comments, please contact Courtney Haseley, Staff Attorney, at (202) 551-3548 or, in her absence, the undersigned at (202) 551-3457. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel